02045253

CONFORMED COPY

FORM 6-K

pt
7/5/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 5, 2002

REPSOL YPF, S.A.

(Exact name of Registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X **FORM 40-F**___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ **NO** X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

REPSOL YPF, S.A.

TABLE OF CONTENTS

REPSOL YPF

REPSOL YPF: DEBT REDUCTION ESTIMATES

Net financial debt at June 30th, 2002 is expected to fall below 10,000 million euro, compared with 16,669 million euro as of March 31st, 2002, as a consequence of :

- The recent divestment of a 23% of Repsol YPF's stake in Gas Natural and this last company's sale of 65% of its subsidiary Enagas. This will help reduce the Group's debt by between 5 and 5.3 billion euros (both from cash and debt deconsolidation).

- Additionaly, the Company's cash generation and the strength of the euro vs. the US$ will also contribute to debt reduction. This last effect means an estimated debt reduction in the second quarter of 2002 between 1 and 1.2 billion euro.

Madrid, July 5th, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 5, 2002

By: /s/ Carmelo de las Morenas
Name: Carmelo de las Morenas
Title: Chief Financial Officer